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August 2, 2017

Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Attn:	Elisabeth Bentzinger

Re:	Nuveen Investment Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-218837

To the Commission:

On behalf of the Registrant, this letter is in response to the comment provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 28, 2017 with respect to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 filed on July 24, 2017 (the “Registration Statement”) relating to the issuance of Class A, Class C and Class I shares in connection with the proposed reorganization of Nuveen Large Cap Core Plus Fund (the “Target Fund”) into Nuveen Large Cap Core Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below is the staff’s comment and the Registrant’s response.

Comment    Please confirm supplementally that the Funds’ fees and expenses in the Fee and Expense table are current.

Response:    Registrant confirms that the Funds’ current fees and expenses do not differ materially from those shown in the Fee and Expense table in the Proxy Statement/Prospectus.

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Please direct your questions regarding this filing to the undersigned at (312) 609-7616.

  Very truly yours,

  /s/ Renee M. Hardt

  Renee M. Hardt

RMH/ser

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